UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

PEOPLESOFT, INC.

(Name of Subject Company)

PEPPER ACQUISITION CORP.

ORACLE CORPORATION

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

712713106

(Cusip Number of Class of Securities)

Daniel Cooperman

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

William M. Kelly

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This morning we announced our intention to file a tender offer to purchase all the outstanding shares of PeopleSoft for $16 per share in cash. Our offer will not be contingent upon completion of the proposed PeopleSoft/J.D. Edwards merger.

We also announced that based on our preliminary results we expect to report earnings per share of 14 to 15 cents for our fiscal fourth quarter. This will be the 5th quarter in a row that we have either met or exceeded analysts’ estimates.

We expect that the acquisition of PeopleSoft will increase Oracle’s earnings per share from the first complete quarter following the close of the transaction, even including required purchase accounting adjustments. We expect there to be minimal business integration risk, since we will not be integrating the product lines. However, we expect to substantially reduce costs.

There should be very little disruption to Oracle employees, as we will not be impacting the organizational structure of Oracle. There should be no disruption whatsoever for Oracle customers as the eBusiness Suite will continue on its current schedule. Future eBusiness Suite versions will benefit from the work of the PeopleSoft developers who will focus on incorporating advanced features from the PeopleSoft products into the eBusiness Suite as well as creating migration scripts for easier upgrades to the eBusiness Suite.

Though we will not be actively selling PeopleSoft products to new customers, we will provide enhanced support for all PeopleSoft products. PeopleSoft customers will benefit from having access to a migration path that will be optimized for moving to the far broader and fully integrated eBusiness Suite. They will also be offered, at no extra license charge, a product migration to the equivalent Oracle product. In addition, we plan to extend the support period for the older PeopleSoft version 7 beyond the December 2003 deadline that PeopleSoft had announced, thus removing the current pressure on PeopleSoft customers to upgrade.

Oracle has never been better positioned than it is today. I know that the combination of Oracle and PeopleSoft will make us an even more competitive and profitable company.

Larry

THIS MESSAGE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION INTENDS TO FILE ON JUNE 9, 2003. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM ORACLE CORPORATION.